UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under section 12(b) or (g) of the Securities Exchange Act of 1934

Commission File Number: 0-30178


			                    VIEW SYSTEMS, INC____________________
                 			(Name of small business issuer in its charter)

		   FLORIDA			  		           59-2928366

(States of other jurisdiction of incorporation or organization)

   (I.R.S. Employer Identification No.)

925 W. Keynon Street , Suite 15, Englewood, CO				 80110
      	(Address of principal executive offices)					(Zip Code)

Issuer's telephone number (303) 783-9153

Securities registered under Section 12(b) of the Exchange Act:



		Title of each class					Name of each exchange on which registered
		To be so registered					 each class is to be registered

		      N/A			    	  		        N/A



Securities registered under Section 12 (g) of the Exchange Act:

                   Common stock, par value $.001 per share
 (Title of class)


 (Title of class)




At December 31, 1998, the aggregate market value of the voting stock held by non-affiliates is was $3,301,038.00.


(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Not applicable

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Issuer had 4,166,767, 4,816,667, 5,595,667 as of December 31, 1998, March 31,
1999, and June 30, 1999, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the part of the form 10-SB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2)
 any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or (c) under the Securities Act of 1933: None

VIEW SYTEMS, INC.

FORM 10 - SB

TABLE OF CONTENTS
												  PAGE
PART I


ITEM	1.	Description of Business	. . . . . . . . . . . . . . . . .        3


ITEM	2.	Management's Discussion and Analysis or Plan of Operation       10

ITEM	3.	Description of Property . ... . . . . . . . . . . . . . . .	    15

ITEM	4.	Security Ownership of Certain Beneficial Owners and Management  16

ITEM	5.	Directors, Executive Officers, Promoters and Control Persons   16

ITEM	6.	Executive Compensation. .. . . . . . . . . . 	    19

ITEM	7.	Certain Relationships and Related Transactions. . . . . 	    20

ITEM	8.	Description of Securities. . . . . . . . . 	    21

PART II

ITEM	1.	Market Price of and Dividends on Registrant's Common Equity and
			Othe Related Transactions, page 17)

On February 25, 1999, the Company acquired all of the issued and outstanding shares of Xyros Systems, Inc., a Maryland corporation, through a share exchange whereby 150,000 of the Company's non-registered, restricted stock was exchanged for all of the shares of Xyros Systems, Inc. Xyros had developed a product called the RM-1600, which permitted remote monitoring and storage of video captured by video cameras.  Xyros was a privately held development stage company that had generated limited revenues from the products and had an accumulated earnings deficit of $91,155.00 through
 December 31, 1998. The Company absorbed much of the Xyros staff and Xyros intellectual property, integrating the engineering from the RM-1600 products into the SecureView line of products.

	On May 25, 1999, the Company acquired all of the stock of Eastern Tech Manufacturing Corp. in exchange for 250,000 shares of the Compa BIGI, Inc., on July 21, 1998, and to View Systems, Inc., on September
 22, 1998.

	The Company has acquired all of the stock of three corporations that are now wholly owned subsidiaries. On October 6, 1998, the Company acquired all of the outstanding stock of RealView Systems, Inc.
("RealView"), a Colorado corporation, pursuant to an exchange whereby shareholders received 1.33 shares of non-registered, newly-issued restricted Company stock in exchange for 1 share of RealView stock.
 RealView had developed a software program for use in the real estate market, and had limited sales of the program in that market. RealView's software program used some innovative software compression inputs, which we believed we could further develop for use with View Systems products.
  In addition, RealView had a license agreement with a related company, View Technologies, Inc., to license its compression software for use in non-medical markets and had relationships with scientists that we believed. we could employ for the Company's benefit. (see Certain Relationship and Related Transactions, page 17)
ssfully concluded on February 8, 1998, with the sale of 666,667 shares and total proceeds to the Company of $1,000,000. The total proceeds of the offering will be used by the Company to fund its operations and other capital needs for the coming year.
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Products

The Company has developed digital, as opposed to analog, closed circuit television (CCTV) systems, which permit cameras to be remotely monitored and the video captured by those cameras to be stored on hard disk. The
Company has been improving the quality of the video, refresh rates and storage capabilities of its digital systems through engineering work, including, without limitation, innovative compression software routines.
 The Company is also adding features to its systems, which expand systems functionthe systems better overall security and surveillance systems that provides expanded customer solutions. In July 1999, the Company introduced to the market the SecureView-4, which is a system that takes 4-camera inputs, and provides 4 alarm inputs, 4 outputs, and 4 relays. In many ways the SecureView-4 embodies all of the engineering development work of the Company (including the companies we have acquired) to date.

The SecureView( Line of Products

SecureView( is a digitally recorded, remote monitoring system that allows a user to view its existing closed circuit television (CCTV) system from any location in the world. Using standard telecommunication lines, Secure
View provides a user with the flexibility and peace of mind to maintain its business operations. From across town or halfway around the world a user is only a phone call away, from viewing its business. By combining industry leading video compression technology with any standard computer, allows a user to take its business on the road.

The FaceView( Solution

FaceView is a self-contained facial identification system using the most advanced Biometrics technology to provide one of the highest levels of security available. This easy to use system compares an individual's face print to a database of previously approved faces, then delivers a quick and accurate identification. By using ViewSystems SecureView( a user can administer this FaceView( application across town or half way around the world. The Company licenses facial identification and database software leading facial identification software vendors, in order to offer the Face
View( solution.

The CareView( Solution

Parent's rising concerns about the safety of their children at home with a baby sitter or nanny, in day care centers - as well as the treatment of a loved one in a nursing home - have created the need for a way of monitoring activities in these facilities. The Company is developing the CareView(
system as an ideal option for the day care facility, which may even provide an additional revenue source for the facility. A child's parent can access the day care's Web Site and immediately be able to see their choldren
Than reassurance, this "middle of the day" check on their child can be a way of marketing the facility to potential clients.

In addition to these products, the Company has begun work on a low-priced retail product that allows a user to capture camera output from a single camera and view it remotely. The Company is also developing a low-cost product, which acts as a digital storage device fitting existing CCTV systems and replacing VCRs as the CCTV storage medium.

The Company's family of products offer government, military and law enforcement agencies, commercial security professionals, and other private businesses and citizens a dramatically enhanced surveillance capacity utilizing innovative compression and decompression of digital inputs. It also offers a more efficient and economical method to store, search and retrieve historically stored data.
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Surveillance devices are common today and are generally used as a proven method for protection and risk management. They are routinely used in military, law enforcement, residential, commercial, and industrial applications. The most common surveillance systems used today capture video and sound data and then transmit them to a VCR where the information is monitored and stored in tape format. This provides a historical record that could then potentially be used for information, identification, legal or in ses.

The current technology system for the real-time transmission of video data is the analog closed circuit television (CCTV) system. This requires cabling between the data generator (some type of camera) and a tape recording device (a VCR) at the receiving end for archiving. However, VCRs are expensive to maintain, tape images degrade overtime and tapes are burdensome to store. VCRs are also inefficient to search and review images post-incident. This type of video/sound recording is not compatible with remo ause there are significant time delays associated with recording analog data on tape, transmitting or hand-carrying it and later accessing it.
  Thus, much of the information captured by an analog CCTV system, becomes stale and unusable to make immediate critical decisions.

The Company has identified the following key potential markets for its digital surveillance and security systems: (1) all branches of the military services, (2) federal, state and local law enforcement agencies, (3)
commercial security companies, and (4) the residential home security market.

Residential

	The residential home security market encompasses both commercial companies installing either self-contained or centrally monitored systems and also the do-it-yourself market. While not as large or as lucrative as the commercial market, the residential market still represents a large market potential. The major obstacle to marketing in the residential market is convincing the individual homeowner of the need for investing in a security system which would include such items as an alarm and surveillance sys
r monitoring systems and hidden monitoring of the activities of persons in the household, such as a care cam or nanny cam.

	Utilizing the Company's technology, individuals can run their own perimeter and interior surveillance systems from their own home computer and can remote monitor real-tine action at their homes through a modem.  Thus, there is the capability to make real-time monitors wireless.  In turn, this reduces the expense and time of the home installation and makes installation affordable for a majority of homeowners.

	An additional advantage of the Company's technology is that it allows for the storage of information on the home computer and does not necessitate using a VCR and high capacity VCR tapes. Also, it allows for wireless installation of input devices, making concealment easier.

Commercial

	Company management believes that the commercial market represents the greatest potential for sales of its enhanced surveillance products.
Commercial businesses have already realized the need for using surveillance devices for protection. As such, sales resistance is generally lower as the commercial customer is more educated. The major use for the Company's technology would be monitoring. This provides observation of facilities for protection of employees, customers, and assets, which result in the curt ime and loss prevention, by employees and others.  It would also reduce employee theft, violence in the workplace, fraud, white collar crime and provides proof of who may have committed the offense. The market for this technology is the same as the current market for analog CCTV systems, and would include hospitals, schools, museums, retail manufacturing, and warehousing.
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	The benefits, which the customers derive, are plentiful. It reduces the requirements for a physical guard force and a lesser number of security personnel can monitor, verify, and respond to tripped alarms. It also provides companies such as ADT, Brinks, and Ameritech another capacity to remotely monitor facilities.

	Another potential use for the Company's technology is where there is a temporary requirement for real-time surveillance in areas where an analog
 CCTV system is impractical or impossible. Examples of this condition are special events, concerts, and conventions; the Company's systems reduce the need for a large guard force and provides unobtrusive monitoring of these events. The Company's systems provide for the rapid deployment and recovery of devices while minimizing the likelihood that the observation d avoided or neutralized.

Law Enforcement

	The gathering of video image and data images is commonplace in today's law enforcement environment. The data is used to protect both the law enforcement officer and the suspect. It is also used as a historical record for prosecution and event verification.

	The Company's technology can be used for stakeouts, remote monitoring of areas and as such, there is a big potential market with federal law enforcement agencies. Some of the lesser-known agencies, such as the
 National Park Service and the Department of Forestry are required to monitor large areas and yet have limited personnel to do so. The Company's monitors are the solution to this manpower problem. The Company's monitoring devices can be engineered so that they transmit only when an alarm is trigger

	Another use for the Company's products is with robotics. More than ever, robotic units are used to investigate and disarm potential explosive devices. These robots are guided by a closed circuit video system, which are limited by the required cabling. The Company's technology eliminates this problem.

Military

	The Company believes that there are numerous applications for the use of the Company's technology in the areas of combat survivability, command and control systems and the gathering and dissemination of intelligence.
 Generally, intelligence can be gathered through human or mechanical means.
  Special operations units (SEALS, Special Forces, Marine Recon, etc.)
 currently use digital cameras to capture information. The technology to send this information in an ever-changing battlefield, is limited. The
Com able systems provide the capability to transmit real-time information video to enhance decision-making capabilities of persons not present and thereby give instantaneous information to military forces in the battlefield.

Another use for the Company's technology is that it can provide immediate post-strike damage assessment capability without requiring reliance on human, overflight and satellite confirmation. This makes an immediate second strike possible in the event that a target was not sufficiently neutralized.

Availability of Materials and Supplies

	The Company has developed the operating software used on its systems and it has designed the hardware for its systems. It licenses facial identification software and compression software, under terms derived from strategic business relationships that have been developed over time.
 The hardware, integrated into the Company's systems is freely available from a number of different vendors, and we do
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not anticipate any problems obtaining the supplies necessary to build the Company's products. Eastern Tech has long been in the business of procuring electronic components from vendors and assembling then into larger systems.


Production

The engineering and manufacturing facility for View's products is an 8,000
 square foot facility located at:	9693 Gerwing Lane Suite 0
Columbia, MD 21046

The Company will engineer, manufacture, assemble and ship from this facility.

Market

	The market for the SecureView( line of products is believed to be $2,000,000,000 per year, with this market size increasing at a rate of 13 - 17% per year. The market consists of replacement of existing analog CCTV components, including VCR recording devices and multiplexers, and new system demand because of the increased functionality inherit in the SecureView( digital systems. The SecureView( products are aimed at the residential, commercial, government and law enforcement markets, being set at price p
re cost effective and affordable for end users wishing to provide
 surveillance and security systems in their operations.   The Company
 will distribute its SecureView( products to these markets through a network of value-added resellers, OEMs and strategic partners. The
 Company currently has ongoing VAR agreements with 14 small and medium sized domestic and international resellers and is actively selling its products domestically and internationally. The Company is also in discussions with some very large law enforcement integrators about VAR and OEM distribution agreements.
  In the short term, we will rely on our existing value added reseller network to generate sales revenue; ultimately, however, we believe we will have to be successful in negotiating VAR and OEM agreements with the larger companies. Although discussions are progressing nicely with large VAR and OEM distributors, there is no assurance that the Company will be able to reach and maintain these agreements.

	The Company is also developing products for retail sale through retail distributors such as CompUSA, Best Buy, and Circuit City. These products will be priced at a level which is attractive to retail consumers. These products will contain much less functionality than the SecureView( line of products, permitting a user to simply remotely access the video output from one camera. Similarly, the Company is developing a low cost VCR replacement system that will fit existing analog CCTV systems. The market products is estimated at in the billions per year, and is expected to grow at a rate of 12 - 20% per year.

	The market for CareView( is estimated at $500,000,000 per year, with extensive growth anticipated over time. These products are aimed at users of day care centers and senior citizen care facilities. These populations are the largest growing segments of the population. As the public becomes increasingly comfortable with computer use and multiple computers become more commonplace in the home and office, the Company expects market demand for this type of service to expand significantly.
  The Company will
market through its reseller network, which, in turn, will derive significant recurring revenue from servicing these systems.

	The Company's subsidiary, Eastern Tech, has been in operation for over fifteen (15) years and has an established base of clients for which it has long done business. Traditionally, Eastern Tech has done approximately 60% of its business for the commercial sector and 40% of its business for the government sector. Eastern Tech's diverse clients include Hewlett-Packard, IBM, Martin Marietta, Aero
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& Naval Systems, Maryland Government Procurement Office, Lockheed Martin, and John Hopkins's Applied Physics Labs under contract to NASA.

	The market for manufacturing and testing services of the Company's subsidiary, Eastern Tech, is well established and is estimated to be in the billions of dollars. This market is subject to cyclical swings.
  Currently, the market demand for electronic manufacturing and engineering design services is very good, and Eastern Tech plans to take advantage of this climate to leverage View's engineering resources into new and expanded service offerings and to expand its manufacturing base of clients and business

	Historically, Eastern Tech has limited itself to the multimillion dollar electronic component assembly and testing market in the Baltimore-Washington area; however, it plans to expand its marketing to provide assembly services in other geographic regions in this country and internationally. Moreover, the Company plans to expand Eastern Tech's service offerings to include engineering design services. The market for these services is estimated to be in the billions of dollars. The Company believes that it ted in its market share only by the size of its production facilities and the size of its engineering human resources. The Company plans to aggressively pursue market share, and expand production capacity to enable it to capture this market share.

Competition

	There are a number of companies producing products that provide capabilities similar to the Company's security and surveillance products. Many of these companies are better financed and larger than View Systems and some of them, such as Sensormatic, Javelin's (ADEMCO) Rapid Eye and Prisim have been working in the CCTV market for many years and are well established.

	However, the introduction of digital technology to video surveillance and security systems levels the playing field significantly. Many of the established CCTV companies have approached the design of their digital CCTV products from the standpoint of integrating to their existing security and surveillance product offerings. As a result, these systems are closed, not easily intergratable with other equipment and capable of upgrades as technology improves. The Company does not have the baggage of having a
n the analog CCTV system market and its engineers have computer backgrounds.
 As a result, it has designed its systems so that they are open, compatible with other digital and analog systems, and easily adaptable to technological advances that will inevitably occur with digital technology.

	The Company believes that the functionality of the software for its systems and the quality of the video transmitted by its systems make its security and surveillance systems superior to those in their class.  The Company hopes to take advantage of the superiority of its systems in this rapidly evolving new market to establish itself as an industry leader, and perhaps an industry standard, for digital video security and surveillance systems.

	Many of the competitors to the Company's subsidiary, Eastern Tech, provide greater engineering services than those currently being provided by Eastern
 Tech. By providing these services, these competitors put themselves in a better position to obtain manufacturing contracts. Essentially, these competitors leverage off of their engineering services to attract and grow their manufacturing business and vice versa. Eastern Tech will be focusing on building its capacity to deliver these services through use o ring staff of View Systems.  With the current robust state of the economy, the demand for engineering design, development and manufacturing services is at a high level. Therefore, Eastern Tech should be well positioned to expand its sales revenues in its core business of manufacturing and in complementary engineering design and development services.

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Research and Development

	The Company has spent approximately $200,000.00 in Research and Development (classifying engineering wages and development equipment as Research and Development) and continues to refine its product line.
  In addition, the Company's wholly owned subsidiaries Xyros and RealView have collectively spent approximately $200,000 in product research and development, much of which has been integrated into the Company's products, (classifying engineering wages and development equipment as Research and
Development).

Patents and Trademarks

All trade identifiers for View's products have trademark protection. The
 Company has not applied for patent protection for its products, although it plans to apply for patent protection for some components of its products.
  The designs integrated into its products are copyright protected and the Company has taken steps to keep the designs confidential, protected trade secrets. Toward this end, the Company's normal policy is to enter into agreements with its business partners, employees, contractors, and ot mpany has instituted steps in its
operations to make sure its designs are kept confidential. While the Company has taken actions to protect its proprietary assets, no complete protection is ever available. Investors will have to make a judgment upon the experience and abilities of the management and employees of the Company as opposed to any valuation upon intellectual property.

Employees

  	Presently, the Company currently employs 9 full time employees and 5 contractors who work on substantially a full time basis for the Company.
  In addition, Eastern Tech employs 13 full-time employees. Management intends to hire additional employees as needed and as funds are available.
  In the case of new hires, they will be paid prevailing wages. The Company also will use contract services that will preclude the necessity of hiring full-time employees where it is in the business's best interest.

Facilities

The Company has an executive office at 925 W. Kenyon Street, Suite 15,
 Englewood, CO 80110 and the Company also leases engineering and manufacturing facilities at 9693 Gerwig Lane, Suite O, Columbia, MD 21046

Legal

	The Company is not a part of any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

Certain assets of the Company's wholly subsidiary, Eastern Tech, are the subject of a civil asset forfeiture action initiated by the Federal Bureau of Investigation, Washington Field Office (the "FBI"). On March 12, 1999
the FBI seized one corporate bank account holding $63,572.21 titled in the name of Eastern Tech and a 1996 Chevrolet Tahoe and bank account holding
 $43,321.49 titled in the name of Larry Seiler. Both Mr. Seiler and Eastern Tech are contesting the asset forfeiture action and the matter has
d to the U.S. Attorney's Office for the District of Columbia.

The U.S. Attorney's Office for the District of Columbia and the FBI are investigating Eastern Tech and Mr. Seiler in connection with certain subcontracts Eastern Tech performed in 1996 and 1997 for

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Boeing, Inc., which in turn was performing contracts with the National
 Space & Aerospace
Administration ("NASA"). In seizing the assets, the FBI has alleged that Eastern Tech and Mr. Seiler paid kickbacks in connection with the Boeing contracts and laundered moneys paid from this contract. Mr. Seiler and Eastern Tech vigorously contest these allegations and are prepared to take whatever actions are necessary to recover the seized assets. No civil or criminal proceedings have been initiated with regard to this on-going investigation.

The Company's officers and directors are aware of no other threatened litigation, which would have a material, adverse effect on the Company.


ITEM	2.	Management's Discussion and Analysis or Plan of Operation

Overview
The Company was in developmental stage and achieved only nominal operation until November 1998, when the Company acquired RealView, Inc., in exchange for approximately 2,000,000 shares. Thereafter, the Company began the development of the SecureView line of products which permits cameras to be remotely monitored and the video captured by those cameras to be stored on hard disk, and received its first sales revenue in March, 1999. The Company has recently introduced the SecureView-4,
which is a system that takes a 4-camera input, and provides 4 alarm inputs, 4 outputs, and 4 relays. In many ways, the SecureView-4 will embodies all of the engineering development work of the Company (including the companies required) to date, and the Company believes the market acceptance of this product will be great. The Company intends to market this product in the commercial business, law enforcement, government, and military markets.

	The acquisition of Xyros System, Inc., a Maryland corporation, added staff and intellectual property. Xyros had developed a line of products, called the RM1600, and these products have been incorporated into the
SecureView product line. The Company has accounted for the acquisition of Xyros under the pooling of interest method.

	The May 25, 1999, acquisition of Eastern Tech Manufacturing Corp., allowed the Company to acquire strategic assets and human resources. Eastern Tech provides the Company with a captive manufacturer that enables the Company to better manage quality control of its products. Eastern Tech is implementing a quality control plan which is in compliance with the requirements of ISO9002 and has consistently maintained high quality control standards in its contract production work for large commercial and government
, having maintained certifications that it produces in accordance with MIL-I-45208 and MIL-STO-2000. The Company accounted for this business combination under the purchase method.

Net Operating Loss

	The Company has accumulated approximately $406,486 of net operating loss carryforwards as of December 31, 1998, which may be offset against taxable income and income taxes in future years. The use of these losses to reduce income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expire in the year 2013.  In the event of certain changes in control of the Company, there will be an annual limitation on the amout rating loss carryforwards, which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 1998, or for the six months ended June 30, 1999.

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Recent Accounting Pronouncements

	The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information about an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, "Earnings Per Share." SFAS No.
 128 provides for the calculation of "Basic" and "Dilutive" ea are. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS no. 129 establishes standards for disclosing information about an entity's capital structure. SFAS no. 128 and SFAS no. 129 are effective for fi ments issued for periods ending after December 15, 1997. Their implementation is not expected to have a material effect on the financial statements.

	The Financial Accounting Standards Board has also issued SFAS No. 131, No. 130, "Reporting Comprehensive Income" and SFAS no. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130
establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Owners and distributors to owners define comprehensive
income to include all changes in equity except those resulting from investments. Among other disclosures, SFAS no. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS no. 131 supersedes SFAS no. 14 "Financial Reporting for Segments of a
Business Enterprise." SFAS no. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customer. SFAS no. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the ng decision maker in deciding how to allocate resources and in assessing performance.

	SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of the standard.

Inflation

	In the opinion of management, inflation will not have a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

	This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to. meet its cash and working capital needs, the ability of the Company to suc ket its product, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.
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Quarterly Trends.
	The Company expects revenues to grow significantly in the third and fourth quarters of calendar year 1999, and continue growing rapidly in the year
2000, after which the Company expects revenues to assume a steadier, slower growth. The security industry has traditionally been served with CCTV analog systems, which are inferior in terms of performance and cost to a digital system like SecureView. As a result, many large security system integrators, commercial and government parties are currently looking f stems that provide remote video access, programmable, unattended "smart" security features and enhanced video storage. Accordingly, the Company believes that there is an immediate market opportunity for the SecureView product line and the Company is well positioned to take advantage of that market opportunity. The Company believes that much of its sales growth will be driven by significant revenue growth in the SecureView line of products. In addition, the Company expects to see sales revenue growth in operations in Eastern Tech, as Eastern Tech hires additional personnel to manage production and quality control thereby freeing up resources to focus more on sales. We believe that there is a significant market need for design-engineering services, especially when such services can be combined with manufacturing services. Many of Eastern Tech's manufacturing competitors offer engineering services. Eastern Tech will be moving into design engineering work, and the Company expects the addition of this a is adice offering in Eastern Tech will boost sales revenue.

Liquidity and Capital Resources

	Since the Company's inception, the Company has funded its cash requirements through equity transactions.  The Company used the funds from those transactions to fund investments in, and acquisition of, technology, assets and companies, to provide working capital and for general corporate purposes, including paying expenses the Company incurred in connection with the development of the SecureView line of prois ad
ice offering in Eastern Tech will boost sales revenue.

Liquidity and Capital Resources

	Since the Company's inception, the Company has funded its cash requirements through equity transactions.  The Company used the funds from those transactions to fund investments in, and acquisition of, technology, assets and companies, to provide working capital and for general corporate purposes, including paying expenses the Company incurred in connection with the development of the SecureView line of products.  As of the year ended
December 31, 1998, the Company had current assets of $275,070.00, and total liabilities of approximately  $270,986.00, resulting in a stock equity of
$4,084.00.  Losses have been funded in part by small loans from two shareholders totaling $125,000.00 and a $75,000.00 revolving bank line
 of credit.   Following the acquisition of RealView, beginning in November of securities under Regulation D, Rule 504 promulgated by the U.S.
 Securities and Exchange Commission.  This offering was fully subscribed and closed on February 8, 1999, and the Company sold 666,667 shares for a consideration of $1,000,000.00, which provided a significant source of operating capital and capital used to acquire and consolidate RealView,
 Xyros and Eastern Tech.  During January and February 1999, the Company
received most of the proceeds of the Rule 504 offering.  As a result, as of March 31
sets of $859,898.00  The Company's total liabilities as of that date were $272,069.00, and the stockholders equity was $587,829.00.  The
 Company's current assets at March 31, 1999, totaled $665,357.00.  On
 June 30, 1999 the Company had total assets of  $1,528,233.  The Company's total liabilities on that date were $475,559.00 and shareholders equity was $1,057,674.00.

Year 2000 Compliance

	The Company is reviewing its computer systems and operations, as well as the components for its systems, to determine the extent to which the business will be vulnerable to potential errors and failures as a result if the "Year 2000" problem. The year 2000 problem results from the use of computer programs which were written using only two digits (rather than four digits) to define applicable years. On January 1, 2000, any clock or date recording mechanism, including date sensitive software which uses onl to represent the year, could recognize a date using "00" as the year
 "1900", rather than the year "2000". This could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, provide
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 services or engage in similar activities. These failures, miscalculations and disruptions could have a material adverse effect on our business, operations, and financial conditions. The Company's software and hardware components in its systems are Y2K compliant, and the Company is taking steps to make sure its developed systems are Y2K compliant and the system components are Y2K compliant.

	The Company has made inquiries to its outside suppliers to ascertain if such suppliers are Y2K compliant. At this time, management is satisfied that such suppliers have made or are making appropriate examinations and necessary upgrades to insure Y2K readiness. However, the Company does not depend exclusively on one supplier, and, therefore, does not anticipate any significant interruption in materials and supplies in the event that any particular supplier experiences Y2K problems. Although the Company d ipate any material adverse effects, it cannot guarantee that no disruption in products or services will occur if multiple suppliers experience Y2K problems.

	The Company has not experienced and does not anticipate any extraordinary expenses related to Y2K. The Company will continue to monitor its internal systems and keep in close touch with its outside suppliers to insure that its operations are not materially affected by Y2K.

	Currently, the Company does not have contingency plans in place to deal with unanticipated Y2K disruptions if they occur. Such unanticipated disruptions could have an adverse effect on the Company's operation.

Results of Operations

	A summary of our audited balance sheets for the years ended December 31, 1997, and 1998, and the interim statements for June 30, 1999, are as follows:

	Ended			Years ended December 31,	Interim Period
					1997	     1998		June 30, 1999
	Cash/Cash Equivalents	$ 7	   $169,899	    $  44,265
	Current Assets	    3,097	    191,735	      533,618

	Total Assets	  $62,457	   $275,070	    1,528,233

	Current Liabilities $24,685	   $270,986	    $ 475,559
	Total Liabilities	   24,685	    270,986		475,559

	Total Stockholder   $37,772	   $  4,084	   $1,052,674
	Equity

	Total Liabilities   $62,457       275,070     1,528,233
      & Stockholders Equity













-13-
Summary Revenue Statement
	The following summarizes the results of the Company's operations for the years ended
December 31,1997, and 1998, and 1999, for the interim period ended
 June 30, 1999.
CONSOLIDATED STATEMENTS OF OPERATIONS
										Cumulative from
										  	from
				Six Month Ended		Years Ended	  January 26, 1989
		         	June 30,    June 30,	December 31    (Inception) to
				1999	      1998	      1998	  1997    June 30, 1999
		      	             (Unaudited)     (Unaudited)

REVENUE:
Sales and Other Income$  41,260  $ 16,953    $ 31,438 $   -	    $  91,815
Cost of Goods Sold	 12,869  $  3,887	     20,891	    -		 34,966

GROSS PROFIT ON SALES	 28,391    13,066      10,547	    -		126,781

OPERATING EXPENSES:
Advertising and promotion 8,440     2,819      3,959	  1,222	26,334
Amortization		 4,128       -		 -	    -	       4,128
Automobile			 1,221       -           -        -        2,949
Commissions			 1,000       -		 -	    -	       1,000
Depreciation		 6,624	 -           -      4,526     28,204
Dues and subscriptions	   319  	 -          250	-		 569
Insurance			 6,195	  488     1,268	    -        7,463
Interest			11,990	1,617	   10,054	    233	22,327
Investor relations	 2,811       -		-         -		 2,811
Miscellaneous expense	 1,660        197     1,343	    -       29,216
Office expenses	      22,290	2,638   106,375     2,264    157,298
Postage and delivery	 2,878        226		-         -	       2,878
Printing and reproduction21,637      -		-         -	      21,637
Professional fees		136,160     9,901    10,819	  5,054    196,290
Rent				 22,900    14,746    52,204	  8,375	90,297
Repairs and maintenance	  3,523	 -	      -         -        7,093
Research and development  2,698	2,538	      -         -        2,698
Salaries and benefits	431,457    31,849       -         -      431,457
Taxes				    808     3,065	      -	    -		   808
Telephone			  6,800       582	      -         -		 6,800
Travel Expenses		 37,963       981    13,456       720	69,324
Utilities			  6,997       -       4,246	   2,443	18,447

	Total expenses	740,499    71,692   254,104	   24,837  434,944

NET LOSS	      $   (712,108)  $(58,626) $(243,557)  $(24,837)$(1,118,593))

LOSS PER SHARE:
Basic			    (.14)	     (.01)	    (.06)	    (.01)

Diluted		    (.14)	     (.01)	    (.06)	    (01)

-14-
Plan of Operation
	We have devoted most of our resources since inception of operations to the research and development of the SecureView line of products, the development of marketing and sales infrastructure, the development of production capability and the development of brand awareness of "SecureView." Although the Company has been selling products since March of 1999, the Company is still developing these products and has generated limited revenues. As of June 30, 1999, the Company had an accumulated earnings deficit of approximately $1,118,593. The Company expects the operating losses to continue until the Company develops a sufficient network of reseller, OEMs and strategic partners generating sales reve our operating expenses.

The Company is currently conducting an offering under Rule 505 and will use the cash raised from the sale of securities in the offering, to bring the SecureView-4 to market, to continue the Company's product development efforts, to expand the Company's sales, marketing and promotional activities for the SecureView line of products, and to increase the Company's engineering, production management, quality control, and customer support staff. The Company operates in a very competitive industry that requires ge amounts of capital to develop and promote its products. Many of the Company's competitors have significantly greater capital resources. The
 Company believes that it will be essential to continue to raise additional capital to compete in this industry.

The Company needs to raise external capital in the future. The amount of capital the Company will need to raise in the future, will depend upon many factors, including, but not limited to, the rate of sales growth and market acceptance of the Company's product lines, the amount and timing of our necessary research and development expenditures, the amount and timing of our expenditures to sufficiently market and promote the Company's products and the amount and timing of any accessory product introductions.
 to accessing the public equity markets, the Company will pursue bank credit lines and equipment lease lines for certain capital expenditures.
  However, there can be no assurance that the Company will be able to access the capital it needs. The Company currently estimates it will need between $7,000,000 - $12,000,000 million to fully develop all of its products and launch its expanded business operations and in accordance with its current business plan. The actual amount of capital the Company will need t depend on a number of factors, including (i) the Company's ability to negotiate favorable prices for purchases of necessary parts and assemblies,
 (ii) the number and composition of its resellers, OEMs and strategic partners, (iii) the prices the Company can obtain for its products and services and costs of servicing its products and delivering its services,
 (iv) changes in technology. In addition, the Company's cost and revenues could vary from the amounts the Company expects or budgets, possibly by a mat and those variations are likely to affect how much additional financing the Company will need for its operations. Accordingly, there can be no assurance the Company's actual financial needs will not exceed the amounts available to them. To the extent that the Company acquires the amounts necessary to fund the business plan through the issuance of equity securities, current shareholders may experience dilution in the value per share of their equity securities. The acquisition of funding through the issua ould result in a substantial portion of the Company's cash flows from operations being dedicated to the payment of principal and interest on that indebtedness, and could render the Company more vulnerable to competitive and economic downturns.


ITEM	3.	Description of Property
The Company leases an executive office at 925 W. Kenyon Street, Suite 15,
 Englewood, CO 80110 and the Company also leases engineering and manufacturing facilities at 9693 Gerwig Lane, Suite O, Columbia, MD 21046.
 The Company does not have current plans or policies to invest in real estate.

-15-

ITEM	4.	Security Ownership of Certain Beneficial Owners and Management

	The following table sets forth information, to the best of the Company's knowledge, as of June 31, 1999, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

      Name and 	      Position	    Title of 	Amount of 	Percentage
      Address				      Class		Shares
(1) Gunther Than	      President/CEO, 	Common	1,271,800	    22.7%
(2) 28 Dekker St.	      Director-View Systems
    Golden, CO 80401VP, Director-Eastern Tech

    Andrew L. Jiranek	Vice President,	Common	100,000	     1.8%
    10426 Falls Road	Secretary, General Counsel-View Systems
    Cutherville, MD 21093 Vice President-Eastern Tech


    David Bruggeman	Vice President-	Common	87,000		1.5%
    6529 Quiet Hours #103 Xyros Systems, Inc.
    Columbia, MD 21045	Vice President-Eastern Tech

     Lawrence Stated repayment of the LBO debt in less than five years.
 With hands-on experience in bringing projects from R&D through prototype and on to final delivery, Mr. Than has been instrumental in developing
ViewSystems as a public company. Mr. Than is leading a full bore campaign to build the company through acquisition of businesses that will enhance View Systems product line and showcase the Company's innovative technology.

Andrew L. Jiranek, VP, Secretary, General Counsel-View Systems; VP-Eastern
 Tech
Mr. Jiranek has extensive experience in working with emerging companies in the high technology industry and has long counseled on the business issues commonly confronting these companies. Mr. Jiranek will assist the Company with corporate governance, securities compliance, mergers and acquisition, strategic partnering, business development, licensing and other contractual issues, including bid proposal, and employment matters. He will also represent management on the ISO certification, quality control product of Eastern Tech. He is a graduate of William and Mary Law School and received an Economics
 Degree from Princeton University.

Bruce Lesniak, Director of Corporate Development- View Systems
Mr. Lesniak has been active in the security industry for over 15 years.
  The last 14 years were spent Hyattsville, MD 20784

David C. Bruggeman	Vice President-Xyros
6529 Quiet Hours #103	Vice President-Eastern Tech
Columbia, MD 21045

Gunther Than, President, CEO, Director-View Systems; director, VP-Eastern
 TechA graduate of the University of Wisconsin, with a dual degree in Engineering Physics, and Applied Mathematics, Mr. Than has developed a reputation for profitable solutions to broad based business problems, using the latest computer technology. As a vice president of Patterson Dental Corporation (the largest dental supply house in the world), he was instrumental in securing $48 million in a leverage buy-out purchase of the company from Beatrice foods. The system changes engineered by Mr. Than at Patterstated repayment of the LBO debt in less than five years. With hands-on experience in bringing projects from R&D through prototype and on to final delivery, Mr. Than has been instrumental in developing ViewSystems as a public company. Mr. Than is leading a full bore campaign to build the company through acquisition of businesses that will enhance View Systems product line and showcase the Company's innovative technology.

Andrew L. Jiranek, VP, Secretary, General Counsel-View Systems;
 VP-Eastern Tech
nal corporate conglomerate and vice president of product management for a large publicly traded video teleconferencing company.

Lawrence Seiler, President- Eastern Tech
Mr. Seiler has successfully operated Eastern Tech for over 15 years, during which time Eastern Tech has had annual revenues of between $800,000 and $3,000,000. While at Eastern Tech, Mr. Seiler has provided senior management to a work force of between 20 and 40 persons.  Prior to founding
 Eastern Tech, Mr. Seiler held management positions at MACOM Telecommunications Co., Litton Co., Amecon Division and Singer Company,
 Kearlott Aerospace Marine Division. Mr. Seiler received an Electrical Engineering degree sey Institution of Technology in 1978 and a Master of Science (Managerial
 Option) from John Hopkins University in 1984.

John Curran, Vice President - Eastern Tech.
Mr. Curran has thirty years of diversified Electronic and Electromechanical
 Manufacturing Engineering experience. Mr. Curran specializes in Start-up Manufacturing Operations, Productivity, and Quality Assessments. Mr. Curran
 formerly held management position at Ant Telecommunications, Inc., as a Production Manager, Gould, Inc., as the Director of Operations, and Novatak,
 Inc., as Director of Manufacturing.

Dr. David Barbara, Director-View Systems
Dr. Barbara had held a variety of executive positions with hospitals in
 Lafayette, Indiana and has been a surgeon with a 120-physician multi-specialty clinic since 1986. He holds a BA from Xavier University and MD from the University of Kentucky, and is a board-certified surgeon.

Dr. Michael L. Bagnoli, Director-View Systems
Dr. Bagnoli holds (dual/joint) degrees as a medical doctor and a dental specialist. Since 1988 he has practiced dentistry in the specialty area of oral and masiofacial surgery. Dr. Bagnoli was founder, CEO and president of a successful medical products company, Biotek, Inc., which sold to a larger interest in 1994. His combination of professional training and success in entrepreneurial business brings unique and valuable strength to View.

Dr. Martin Maassen, Director-View Systems
Dr. Maassen is a board-certified physician in Internal Medicine and
 Emergency Medicine and has served as a Staff Physician in the Emergency Departments of Jackson County, Deaconess, Union and St. Elizabeth hospitals in Indiana since 1977. In addition to practicing medicine he maintains an
 expertise in computer technologies.   He has a Bachelors and a MD degree
 from Indiana University.

-18-
ITEM	6.	Executive Compensation

Gunther Than, President, CEO, Director
Mr. Than has an executive employment agreement for $6000.00 per month and 300,000 shares of the issuers common stock in exchange for a restrictive covenant-not-to-compete or solicit Company employees. Said employment agreement will continue in effect unless terminated by either Mr. Than or the Company on a sixty-day notice. Mr. Than also participates in the Company's restricted share plan for 300,000 shares.

Andrew L. Jiranek, Secretary, Vice President, Corporate Counsel
Mr. Jiranek has an employment agreement for $5000.00 per month. Said agreement may be canceled on sixty days notice by either party. Mr. Jiranek has also participated in the Company's restricted share plan for 100,000 shares.

Bruce Lesniak, Director of Corporate Development
Mr. Lesniak has an engagement agreement for $4,000.00 per month, plus he receives options to purchase 4,000 shares of the Company's stock at a nominal price. Mr.Lesniak has also participated in the Company's restricted share plan for 140,000 shares.

Lawrence Seiler, President - Eastern Tech Manufacturing Corp.
Mr. Seiler has an employment agreement with Eastern Tech Manufacturing
 Corp., with compensation set at $5,000.00 per month. Mr. Seiler also has a sales representative contract continuing in full force and effect until terminated on thirty days notice by either party. Mr. Seiler also receives sales commissions equal to 5% of the sales he procures for Eastern
Technology and View Systems.

David C. Bruggeman, VP - Xyros Systems, Inc.; VP-Eastern Tech
Mr. Bruggeman has an employment agreement with View Systems, Inc., whereby he receives $6,000.00 per month, which agreement may be canceled by either party on thirty days notice. Mr. Bruggeman has also participated in the Company's restricted share plan for 48,000 shares.

John Curran, VP-Eastern Tech Manufacturing Corp.
Mr. Curran has an employment agreement with Eastern Tech Manufacturing Corp. whereby he receives $5000.00 per month, which agreement may be canceled by either party on thirty days notice.

Martin Maassen, Director-View Systems
Mr. Maassen received $21,000.00 in consulting fees from View Systems prior to becoming a Director of View Systems. Currently, he does not receive remuneration for his service as a Director of View Systems.

There are no annuity, pension, or retirement benefits proposed to pay officers, directors, or employees of the Corporation in the event of retirement pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries.

No remuneration other than that reported in this paragraph is proposed.
 to be in the future directly or indirectly by the corporation to any officer or director under any plan which is presently existing.



-19-
ITEM	7.	Certain Relationships and Related Transactions

Gunther Than, Director, President, and CEO of View Systems; Vice President and Director of Eastern Tech, acquired 1,046,800 shares of common stock as a result of the Company's acquisition of RealView Systems, Inc. He also acquired 300,000 shares under the View Systems,


Inc., 1999 restricted share plan and 300,000 shares in exchange for a restrictive covenant-not-to-compete and a non-solicit employees and customers. Mr. Than has also received loans from View Systems totaling
 $67,719.35, as of March 31, 1999. On May 27, 1999, the Company redeemed 25,000 of its shares held by Mr. Than at a price of $2.00 per share.

Andrew L. Jiranek, Vice President, Secretary and General Counsel of View
 Systems; Vice President of Eastern Tech, received 100,000 shares of common stock under the Company's restricted share plan. Prior to becoming employees by View Systems, Mr. Jiranek had received consulting fees of $5000.00 from View Systems.

David Bruggeman, Vice President of Xyros Systems and Vice President of
 Eastern Tech, is the beneficiary under the Company's restricted share plan of 48,000 shares of the Company's common stock. He also received 39,000 shares in the Xyros share exchange.

Bruce Lesniak, Director of Corporate Development, has received 140,000 shares under the Company's restricted share plan.

Thomas Weiss, employee, is the beneficiary of 3,250 shares under the Company's restricted share plan. He also received 3,000 shares under the Xyros share exchange.

Martin Maassen, Director, received $21,000.00 in consulting fees from View Systems prior to becoming a Director of View Systems.

Vincent C. DeCampo, employee, is the beneficiary of 3,000 shares under the Company's restricted share plan. He also received 5,250 shares in the Xyros share exchange.

Linda Than, the wife of Gunther Than, a non-salaried employee for the
 Company, is the beneficiary of 100,000 shares under the Company's restricted share plan and was the recipient of 66,700 shares of the issuers common stock in the RealView share exchange.

Lawrence Seiler, President of Eastern Tech, has acquired 250,000 shares through the Company's acquisition of all of his shares in Eastern Tech and subsequently, Larry Seiler acquired additional 50,000 shares. Mr. Seiler has also accepted 170,000 shares in exchange for the Company's cancellation of indebtedness totaling $388,123.51.

View Technologies, Inc., a privately held Colorado corporation founded in 1994, is a related company. It was founded and organized by Gunther
 Than, President, Chief Executive Officer and Board Chairman of View Systems, Inc. View Technologies produces software and hardware products used in computer networks, which transmi 31, 1999, View Technol
13,938 in a loan payable to View Systems. We expect View Technologies will either be a significant customer for the Company or the subject of a business combination with the Company. We expect that View Technologies will license hardware designs from the Company and use the Company for the manufacturing of its product.

ITEM	8.	Description of Securities

Common Stock

	The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 4,166,667, 4,816,667, and 5,595,667 shares were issued and outstanding as of December 31, 1998 March 31, 1999, and June 30, 1999, respectively. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights.
All shares of Common Stock entitle the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to e stockh however, currently on ely 50 copies of this software have been licensed and are in use.

View Technologies, has developed its own software for compressing digital files containing sound and image data. View Technologies, inc. has licensed this software to RealView Systems; however, it is believed that this software will be unsuitable for integration into View Systems products because it has been optimized for medical imagery. Therefore, View Systems, is developing, and plans to license, its own proprietary compression formulations. View Technologies and View Systems share human resources and is the President and Chief Executive Officer and Andrew Jiranek is Vice President of both companies. Mr. Than and his wife are majority shareholders of View Technologies. The companies account for any and all resources that are jointly used by both companies.
  View Technologies operates out of space adjoining the space occupied by View Systems in Columbia, Maryland. From time to time, as is necessary, View Systems and /or View Technologies will lean each other monies. As of March 31, 1999,
 View Technol

    March 31, 1998	2 1/8		2
				March 31, 1999	2 7/16	2 3/16
				June 30, 1999	3		2 3/4

	There are ten broker-dealers listed as traders of the Company stock.

	Knight			Wein
	Hill Thompson		Herzog
	Sharp Security		Paragon
	Wilson Davis		GGRC
	Myerson		      Nash Weiss

	These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions

	The Company's shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities and Exchange Act of 1934, as amended
(the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth-certain requirements for transactions in penny stocks and title 15g-9(d)(1) incorporates the definition of penny stock that is found in Rule 3a51-1 of the Exchange Act.

	The Commission generally defines penny stock to be any equity security that has a market price less the $5.00 per share, subject to certain exceptions.  Rule 3a51-1 provides that any equity security is considered to be penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation from the NASDAQ stock Market;
issued by a registered investment company; excluded from the definition on the basis of
price (at least $5.00 per share) or the issuer's net tangible assets;
 or exempted from the definition by the
Commission.  If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, who generally are persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

	For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock.
 A broker-dealer also must disclose the commissions payable to both the broker-d registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in account and information on
-22-
the limited market in penny stocks.  Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability to shareholders to sell their shares.


Dividend Policy

	The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM	2.	Legal Proceedings

	Certain assets of the Company's wholly owned subsidiary, Eastern Tech, are the subjects of civil asset forfeiture initiated by the Federal Bureau of Investigation, Washington Field Office (the "FBI"). On March 12, 1999, the
 FBI seized one corporate bank account holding $63,572.21 titled on the name of Eastern Tech and a 1996 Chevrolet Tahoe and bank account holding
$43,321.49 titled in the name of Larry Seiler.  Both Mr. Seiler and Eastern
 Tech are contesting the asset forfeiture action and the matter has d to the U.S. Attorney's Office for the District of Columbia.

	The U.S. Attorney's Office for the District of Columbia and the FBI are investigating Eastern Tech and Mr. Seiler in connection with certain subcontracts Eastern Tech performed in 1996 and 1997 for Boeing, Inc., which in turn was performing contracts with the National Space & Aerospace Administration ("NASA"). In seizing the assets, the FBI has alleged that
Eastern Tech and Mr. Seiler paid kickbacks in connection with the Boeing contracts and laundered monies paid from these contracts. Mr. Seiler and
 Eastern Tech Manufacturing vigorously contest these allegations and are prepared to take whatever actions are necessary to recover the seized assets. No civil or criminal proceedings have been initiated with regard to this on-going investigation.

	The Company's officers and directors are aware of no other threatened or pending litigation, which would have a material, adverse effect on the
Company.

ITEM	3.	Changes in and Disagreements with Accountants

	There have been no changes in or disagreements with accountants.

ITEM	4.	Recent Sales of Unregistered Securities

On October 6, 1998, 2,000,000 shares of unregistered stock were issued in conjunction with the acquisition of RealView Systems, Inc., a Colorado corporation, for all the outstanding stock of RealView, on an exchange of share basis.

From November 1998 to February 8, 1999, 666,667 shares were sold to the public pursuant to Regulation D, Rule 504 of the Securities Act of 1933,
 as amended, for $1,000,000.

On February 25, 1999, 150,000 shares of  unregistered stock were exchanged for 100% of the stock of Xyros Systems, Inc., a Maryland corporation, on a share exchange.




-23-
On May 25, 1999, 250,000 shares of unregistered stock were issued in conjunction with the acquisition of Eastern Tech Manufacturing, Corp., a Maryland corporation, for all the outstanding stock of Eastern Tech, on an exchange of share basis. On July 29, 1999, the Company issued 170,000 shares to Larry Seiler, President of Eastern Tech, in exchange for cancellation of payments View Systems or its wholly owned subsidiary Eastern Tech, was obligated to make to or for the benefit of Mr. Seiler.

A total share issuance of 706,000 shares to employees as compensation under the View Systems, Inc., 1999 restricted share plan.

ITEM	5.	Indemnification of Directors and Officers

The By-laws of the Company provide for indemnification of the Company's Officers and Directors against liabilities arising due to certain acts performed on behalf of the Company. Because indemnification for liabilities arising under the Securities Act may not be permitted to Directors, Officers or persons controlling the Company, pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities Commission such indemnification is against public policy as expressed in
is therefore unforceable.

Transfer Agent

	The Company has designated Interwest Transfer Company, Inc., 1981 East 4800 South, Salt Lake City, Utah 84117.




























-24-



PART F / S

The Company's financial statements for the fiscal year ended December 31, 1997 and 1998 and March 31, 1999 have been examined to the extent indicated in their reports by Segman & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to
Item 15 of this Form 10-SB.






































-25-

PART III

ITEM	1.	Index to Exhibits

The following exhibits are filed with this Registration Statement.

A. Articles of Incorporation, dated 1-26-1989, and
 Amendments to Articles of Incorporation
1. Articles of Incorporation
2. Name change, Beneficial Investment Group, Inc. to  BIGI, Inc. 7-21-1998
3. Name change, BIGI, Inc. to View Systems, Inc. 9-22-7998


B. By-laws -Views Systems, Inc.

C.	Offering Circular - ViewSystem, Inc.  11-16-98
1. Form D

D.	Acquisition Agreements
1. ViewSystems, Inc. acquisition of RealView Systems, Inc.
2. ViewSystems, Inc. acquisition of Xyros System, Inc.
3. ViewSystems, Inc. acquisition of Eastern Technology
 Manufacturing Corporation.

E. Financial Statements
1. Consolidated Audit Statements
December 31, 1998, 1997 & unaudited three months ended March 31, 1999
2. Consolidated for Years ended
December 31, 1998 and 1997
3. Statements December 31, 1997
4. Statements December 31, 1996, 1997, and July 22, 1998

F. Compensation Agreements
1. Gunther Than- View Systems, Inc.
2. Andrew L. Jiranek- View Systems, Inc.
3. David C. Bruggeman- View Systems, Inc.
4. A.	Lawrence Seiler- View Systems, Inc.
5. B.	Lawrence Seiler- Eastern Tech

G. View Systems, Inc. 1999 Restricted Share Plan

H. Restricted Share Agreements
1. Gunther Than
2. Andrew L. Jiranek
3. Vincent DeCampo
4. Tom Weiss
5. David C. Bruggeman
6. Linda Than




-EX-1-

SIGNATURES

	In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.



							                 VIEW SYSTEMS, INC.
								               (Registrant)




Date:  _______________ 1999				By:____________________________________
							      Gunther Than, President


							By:____________________________________
						      Andrew Jiranek, Vice President, Secretary &
							      General Counsel






























S-2